August 3, 2020

Enosi Life Sciences
12707 High Bluff Drive, Suite 200
San Diego, California, 92130-2035
Mike Shepard and Ozan Pamir

Mr. Shepard and Mr. Pamir,

We very much look forward to continuing our partnership with Enosi Life Sciences (The Client). Commencing upon execution of this agreement, FischTank will devote its best efforts to provide public relations and digital marketing services on behalf of the Client.

FEES

This letter will confirm that you have retained FischTank on or about ~~August 15, 2020.~~ August 7, 2020 E.F. Consideration for our services is $7,000.00 per month for a period of six (6) months – at which point FischTank hopes to renew and/or expand the agreement.

This agreement may be terminated upon thirty (30) days advance written notice by either party at any time. The Client is obligated to take any invoice questions or concerns up directly with FischTank as soon as possible. Any objections the Client may have to any invoice shall be deemed waived if such obligations are not communicated in writing to FischTank within ten (10) days of client's receipts of said invoices.

Monthly installment invoices will be due by the client no later than the 1st of each month. FischTank reserves the right to charge a 1.5% monthly interest charge on unpaid balances after thirty (30) days.

FischTank requests payment of $7,000.00 representing payment upon the first month of service. Payment is due in advance of contract effective date and before any services are to be performed under this agreement. **Please make your check payable to FischTank, and address to Attn: Eric Fischgrund – 32 Broadway, Suite 1701, New York, NY, 10004.**

SERVICES

Services to be provided as outlined in our proposal dated July 28, 2020 enclosed herein as Exhibit A, and as discussed moving forward.

EXPENSES

Items such as article reprints, press release wire services, travel, meals, mileage and other reasonable out-of-pocket expenditures will be billed separately, in addition to fees. Total aggregate monthly expenses in excess of $100 shall require your advance approval. Reimbursements will be made within thirty (30) days of the date that an invoice is rendered to client.

INDEPENDENT CONTRACTOR STATUS AND INDEMNIFICATION

Each Party shall defend, indemnify, and hold the other Party, its respective parents, subsidiaries, affiliated entities, and each of their respective officers, directors, executives, and employees, harmless from any and all claims by any person and any judgments, losses, expenses, awards, demands, liability and any costs related thereto (including but not limited to attorney's fees, court costs, costs of appeal, and expert witness fees) that a court awards or that are agreed to in a written settlement (approved by both Parties) as a result of work performed pursuant to this Agreement, which are caused by, or arise from any act of the other Party or its employees, or representatives, in whole or in part. The terms of this section shall survive the termination of this agreement.

RIGHTS IN WORK PRODUCT

No work product of FischTank in respect to the Client shall be published/released without prior approval of Client (for example Client shall pre-approve all op-eds/bylines/press releases etc.). Client shall have sole ownership over all public-facing work products (and any intellectual property/copyright associated hereto) and drafted collaborative content produced by FischTank in connection with the agreement.

ATTORNEY FEES & COSTS

Client agrees to pay all costs and expenses, including but not limited to, attorney fees and court costs, for the collection and/or enforcement of any obligation under this agreement, whether or not a lawsuit or arbitration is commenced.

Once again, we are so thrilled to be working with you.

8/5/2020

Eric Fischgrund, CEO of FischTank/Date

8/3/2020

Enosi Life Sciences/Date

Shepard

CSO, Pres, CEO